02046356

1-14212

JUL 19 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002. 7/1/2002

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3317894v2

1008136

ASHANTI

P R E S S R E L E A S E

FOR IMMEDIATE RELEASE **19 July 2002**

This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any such jurisdiction in which such offer, sale or distribution is not permitted.

ASHANTI GOLDFIELDS COMPANY LIMITED

Announcement Regarding Ashanti's Form 20-F
For The Year Ended 31 December 2001

Ashanti announced today that it expects to be able to file its Form 20-F for the year ended 31 December 2001 by 5 August 2002.

Ashanti prepares its financial statements in accordance with accounting principles generally accepted in the UK ("UK GAAP"), but is required to reconcile these statements in its U.S. filings to accounting principles generally accepted in the U.S. During the reconciliation, a technical question arose concerning the relationship between estimates of future gold prices used to test asset impairments and such estimates for purposes of a U.S. accounting standard which became effective in 2001.

Consequently, Ashanti is in discussions with its auditors concerning the appropriate application. Resolution of this matter is not expected to cause any changes to Ashanti's UK GAAP financial statements as published in its 2001 Annual Report.

End

Enquiries:

Ashanti Goldfields Company Limited

Sam Jonah, Chief Executive	Tel:	+ 23 321 774913
S. Venkatakrishnan, CFO	Tel:	+ 23 321 778171

UK Contact

Corinne Gaisie – Ashanti London Representative	Tel:	+44 207 256 9938

North American Contact

Allan Jordan – Golin/Harris International	Tel:	+1 212 697 9191

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This announcement contains statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America. Such statements are based on current plans, intentions and estimates and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh
Title: Company Secretary

Signature/ea*